                                                                    EXHIBIT 99.1


CAMTEK LTD. REPORTS MAJOR INCREASES IN THIRD QUARTER & NINE MONTHS SALES AND EARNINGS

* REVENUES INCREASE 133% FOR 9 MONTHS; 120.5% FOR QUARTER; * EPS $0.40 VS. $(0.01) FOR 9 MONTHS, $0.16 VS. $0.05 FOR QUARTER, RESPECTIVELY; * GROSS MARGINS 54.4% VS. 48.3% FOR 9 MONTHS, 54.9% VS. 47.8% FOR QUARTER; * SIXTH STRAIGHT QUARTER OF REVENUE GROWTH

MIGDAL HA'EMEK, Israel, Nov. 1 -- Camtek Ltd. (Nasdaq: CAMT), a designer, developer, manufacturer and marketer of automated optical inspection systems and related products, today announced record operating results for the nine months and third quarter ended September 30, 2000.

Sales for the first nine months of 2000 rose 133% to $37,026,000 from $15,888,000 in the first nine months of 1999. Gross profit grew by 162.7% to $20,136,000 from $7,666,000 in the 1999 nine month period, and gross margins improved to 54.4% from 48.3% for the prior year same period. Net earnings for the first nine months of 2000 climbed to $7,315,000, or $0.42 basic and $0.40 fully diluted earnings per share, compared with a net loss of $(159,000) or $(0.01) loss per share in the 1999 same period.

Sales for the third quarter of 2000 rose 120.5% to $15,041,000 from $6,820,000 in the third quarter of 1999. Gross profit grew by 153.1% to $8,256,000 from $3,262,000 in the 1999 third quarter, and gross margins increased to 54.9% in the third quarter of 2000 from 47.8% in the third quarter of 1999. Net earnings for the third quarter of 2000 climbed to $3,305,000, or $0.16 basic and diluted earnings per share, compared to $866,000, or $0.06 basic and $0.05 diluted earnings per share, in the third quarter of 1999. This represents the sixth straight quarter of revenue growth for the Company.

It is essential to understand that "sales" figures represent installed orders only, not purchase orders which are treated as backlog until installation.

In analyzing the sales data, Camtek noted several highly significant facts: fifty percent of sales are repeat orders and forty-four percent are new orders; sixty-one percent of sales are from strategic accounts -- the top 100 industry firms; fifty-seven percent of sales are for multiple units; and six percent of revenues are from service charges.

Comparing the third quarter results to those of the second quarter, revenues increased 31.2%, or $3,573,000, from $11,468,000 to $15,041,000; net earnings were up 43.8%, or $1,006,000, from $2,299,000 to $3,305,000; basic earnings per share rose to $0.16 basic and diluted from $0.14 basic and diluted.

Rafi Amit, Chief Executive Officer of Camtek, commented, "We are extremely gratified by the operating results to date. We initially produced technologically advanced and economically



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

priced systems geared towards the small and medium sized PCB manufacturer, giving them access to the technology they needed to stay competitive. Camtek then added more advanced systems built for higher volume and high end work. In our industry, we often sell our systems via simultaneous performance trials of competing systems at the potential client's production facility. Since the start of this year, Camtek has won 35 of 40 such 'shoot-outs,' and was never rated less than 'equivalent to' on the others. The reception our systems have steadily received and continue to receive in markets from Asia, Europe and North America is proof of the success of our market driven strategy."

Mr. Amit continued, "Last week we announced the release of our new generation 'CPC' -- the Camtek Process Control system which monitors and presents AOI system operation, performance, quality and inspection data in real time and statistically over time. This system is expected to significantly reduce the incidences of scrapped PCBs, and we have already received orders from major electronics and telecom manufacturers. Later this quarter, we expect to introduce two other important new systems: 'Pegasus' for final inspection of advanced substrates with an automatic material handling cassette to cassette system, followed by our new generation 'CVR' -- Camtek Verification system, a stand alone unit designed to complement our Orion or Vega systems. In Q1 2001, we plan to release our VEGA system, which essentially combines AOI with automatic material handling, or AMH, and reduces labor costs, overcomes shortages of skilled labor, and reduces loss of PCBs due to human handling mishaps. We are absolutely committed to delivering the technology our clients' industries need, together with total customer service and support. We believe this has been our 'magic formula' for success from the start."

The Company will host a conference call to discuss these results on Wednesday November 1, at 11:00 A.M. EST. To participate, please call 800-619-6567 (US), 312-470-0052 (International) and mention ID code: CAMTEK. The conference call will also be webcast live on Vcall at http://www.vcall.com and available thereafter for replay starting 1 PM EST on the day of the call.

About CAMTEK LTD.

With headquarters in Migdal Ha'emek, Israel, Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective automated optical inspection systems and related products, used to detect defects and ensure quality during the manufacturing process in the printed circuit boards and advanced substrates industries. Camtek has sold almost over 550 of its AOI systems in 27 countries worldwide.




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                           Consolidated Balance Sheets
                        (in thousands, except share data)

                                          Sept. 30,     Dec. 31,
                                             2000          1999
                                          Unaudited      Audited
ASSETS
Current assets:
 Cash and cash equivalents                   6,744          538
 Marketable securities                      26,213           --
 Accounts receivable - trade
 (net of allowance of $557 and $551)         9,450        6,588
 Inventories                                 9,422        6,574
 Due from affiliates                           367           --
 Other current assets                        2,879        1,161

Total current assets                        55,075       14,861

Fixed assets, net                            3,728        2,555
Intangibles, net                               121          255
Deferred taxes                                 531           --
Deferred registration costs                     --          942
                                            59,455       18,613
LIABILITIES
Current liabilities:
 Short-term bank credit                        886        6,794
 Accounts payable                            5,407        2,211
 Due to PCB Ltd.                                25        1,685
 Due to affiliates                              --          716
 Other current liabilities                   6,490        3,759

Total current liabilities                   12,808       15,165

Accrued severance pay,
 net of amounts funded                          87           59
                                            12,895       15,224

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value,
 authorized 100,000,000 shares,
 Outstanding 16,261,002 shares in 1999
 and 22,096,002 shares in 2000                 112           98
Additional paid-in capital                  37,048        1,240
Unearned portion of compensatory
 stock options                                 (60)        (108)
Unrealized gain (loss) on securities           (14)          --
Retained earnings                            9,474        2,159
                                            46,560        3,389
                                            59,455       18,613



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                      Consolidated Statements of Operations
                      (in thousands, except per share data)

                                        Three Months Ended       Nine Months Ended
                                           September 30,           September 30,
                                         2000         1999       2000         1999
                                       Unaudited    Unaudited  Unaudited    Unaudited
Revenues                                 15,041       6,820      37,026       15,888
Cost of revenues                          6,785       3,558      16,890        8,222

Gross profit                              8,256       3,262      20,136        7,666

Research and
 development costs:
 Expenses                                 1,776       1,110       4,792        3,145
 Less royalty-bearing
  participations from the
  Government of Israel                      537         466       1,610        1,397

 Research and development
  costs, net                              1,239         644       3,182        1,748

Selling, general and
 administrative expenses                  3,455       2,056       8,236        5,627

Operating income                          3,562         562       8,718          291
Financial and other
 (expenses) income, net                      48         304        (693)        (450)

Income (loss) before
 income taxes                             3,610         866       8,025         (159)
Provision for
 income taxes                               305          --         710           --

Net income (loss)                         3,305         866       7,315         (159)

Earnings (loss) per ordinary share:
  Basic                                    0.16        0.06        0.42        (0.01)
  Diluted                                  0.16        0.05        0.40        (0.01)

Weighted average number
 of ordinary shares
 Outstanding:
  Basic                                  20,151      15,020      17,558       15,020
  Diluted                                20,741      16,484      18,115       16,484

SOURCE: CAMTEK LTD.





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